News Release

BROOKFIELD ASSET MANAGEMENT SUBMITS NON-BINDING, INDICATIVE PROPOSAL
TO PURCHASE NON-TRUST ASSETS OF MULTIPLEX LIMITED

Sydney, Australia, February 5, 2007 - Brookfield Asset Management Inc. (NYSE and TSX:BAM - “Brookfield”) confirmed today it has lodged with the Multiplex Board a non-binding, indicative proposal to acquire 100% of the assets and liabilities of Multiplex Limited, consisting of Multiplex’s property development, construction, property funds management and facilities management businesses.

Brookfield said the proposal represents an exciting opportunity for both companies. The proposal would benefit Multiplex security holders because Multiplex would receive a cash price for the businesses to be mutually agreed, while providing an additional source of investment and development opportunities in an externally managed, recapitalised and repositioned Trust. Brookfield’s proposal would also enable Multiplex security holders to gain exposure to international growth potential through a relationship with Brookfield.

The proposal contemplates an all-cash offer for the assets - or non-Trust businesses - of Multiplex Limited, which would be executed via a mutually acceptable sale agreement, subject to Multiplex security holder approval.

The company notes that the Multiplex Board has agreed for it to hold discussions with RFN Nominees Pty Limited (“RFN”), the Roberts family holding company, which holds approximately 26% of the securities of the Multiplex Group, regarding the proposal. Agreement by RFN to participate is a pre-condition to Brookfield making any definitive offer to the Multiplex Board.

Brookfield believes that the combined depth of expertise in real estate of both companies, together with Brookfield’s financial strength and sourcing capabilities and Multiplex’s development pipeline can create a powerful platform for growth.

Brookfield has appointed Citigroup as its exclusive financial advisor.

About Brookfield Asset Management (see fact sheet attached)

Brookfield Asset Management Inc. (NYSE/TSX:BAM), focused on property, power and infrastructure assets, has over US$50 billion of assets under management and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM. For more information, please visit Brookfield 's website at www.brookfield.com .

Brookfield has decades of operating experience and over $20 billion of property assets under management in North and South America and Europe, and has developed an expertise in real estate investments that ranges from equity investments in commercial and residential real estate and development to mezzanine and bridge financing. For further information:

Katherine Vyse Brookfield Asset Management (416) 369-8246 kvyse@brookfield.com	Mark Gold Third Person Communications +61 2 8298 6100 +61 411 221 292 Andrew Stokes Third Person Communications +61 2 8298 6100 +61 416 967 038	Simon Ranson Citigroup +61 2 8225 4627 +61 400 823 000 Andrew Clarke Citigroup +61 2 8225 4674 +61 412 256 420

Note: This press release contains forward-looking information and other “forward-looking statements”, within the meaning of certain securities laws including Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this release, in other filings with Canadian regulators or the Securities and Exchange Commission or in other communications. These forward-looking statements include among others, statements with respect to the outcome of the indicative non-binding proposal to acquire the assets and liabilities of Multiplex Limited.

The conditional verbs such as “would” are predictions of or indicate future events, trends or prospects and do not relate to historical matters.  Although Brookfield Asset Management believes that the outcome of the indicative non-binding proposal to acquire the assets and liabilities of Multiplex Limited expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors.

Factors that could cause the actual outcome to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in Australia; availability of capital; receipt of regulatory approvals; competitive reaction to Brookfield’s indicative proposal to acquire the assets and liabilities of Multiplex Limited; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission and other documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business Environment and Risks”.

We caution that the forgoing list of important factors that may affect future results is not exhaustive. When relying on our forward looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the forgoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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